                                                                     EXHIBIT 71




FOR IMMEDIATE RELEASE


Contacts:
Robert Harper                                   Joele Frank/ Jeff Kimball
Corporate Communications                        Abemathy MacGregor Group
713/546-8914                                    212/371-5999


      COURT ORDERS UPR TO PRODUCE HUNDREDS OF PAGES OF WITHHELD DOCUMENTS

        Houston, TX, September 17, 1997 -- Pennzoil Company (NYSE:PZL) today announced that the U.S. Magistrate Judge in the U.S. District Court for the Northern District of Texas, Fort Worth Division, ordered Union Pacific Resources (NYSE:UPR) (UPR) to produce hundreds of pages of documents that UPR had previously withheld on a claim of attorney-client privilege. The order required the documents to be produced by 4:30 p.m. on September 22, 1997.

        Contrary to UPR's news release issued earlier today, the Magistrate Judge denied UPR's motion to modify or vacate his order of September 10. The September 10 order concluded that UPR's attorneys had withheld a high volume of non-privileged documents.

        James L. Pate, chairman and chief executive officer of Pennzoil, said, "UPR has again improperly tried to withhold documents from disclosure and has again been ordered to turn over improperly withheld documents. UPR has established a clear pattern of hiding materially important information."

        Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.

                                     # # #